Exhibit 1.10

NOT FOR PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, HONG KONG, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD VIOLATE APPLICABLE LAWS OR RULES OR WOULD REQUIRE ADDITIONAL DOCUMENTS TO BE COMPLETED OR REGISTERED OR REQUIRE ANY MEASURE TO BE UNDERTAKEN IN ADDITION TO THE REQUIREMENTS UNDER FINNISH LAW. SEE “IMPORTANT INFORMATION” BELOW.

Proposals of the Board of Directors of Altia Plc to the Extraordinary General Meeting convening on 12 November 2020

Resolutions relating to the merger of Altia Plc and Arcus ASA

On 29 September 2020, Altia Plc ("Altia") announced the merger of Altia's and Arcus ASA's ("Arcus") business operations through a statutory cross-border absorption merger of Arcus into Altia pursuant to Chapter 16 of the Finnish Companies Act (624/2006, as amended) (the "Finnish Companies Act") and Chapter 13 of the Norwegian Public Limited Liability Companies Act of 13 June 1997 No. 45 (the "Norwegian Public Companies Act"). As a result of the merger, all assets and liabilities of Arcus will be transferred without a liquidation procedure to Altia, and Arcus will be dissolved (the "Merger"). The shareholders of Arcus will receive new shares in Altia in proportion to their shareholdings. Altia and Arcus are hereinafter jointly referred to as the “Parties” or the “Companies Involved in the Merger” and Altia after the Merger is hereinafter referred to as the "Combined Company".

The purpose of the Merger is to form a wine and spirits brand house with leading presence across the Nordics with a relevant market presence also in the Baltics. The Combined Company will have a unique portfolio of iconic local, regional and global wine and spirits brands. This, combined with deep consumer insights and strong innovation capabilities will enable the Combined Company to achieve growth and meet changing consumer needs even better. The Combined Company will offer a one-stop shop for customers both in on- and off-trade. Further, its wide distribution presence in the complex Nordic markets and enhanced sales excellence, will make the Combined Company an even more attractive partner.

Reference is made to the public announcement on the Merger for further information about its rationale and details.

In order to complete the Merger, the Board of Directors of Altia proposes that the Extraordinary General Meeting resolves on the approval of the statutory cross-border absorption merger of Arcus into Altia in accordance with the merger plan approved by the Boards of Directors of Altia and Arcus dated 29 September 2020 and thereafter registered with the trade register maintained by the Finnish Patent and Registration Office (the “Finnish Trade Register”) and the Norwegian register of business enterprises (the “Norwegian Register of Business Enterprises”) (the "Merger Plan"), and as part of approval of the Merger, and as further set out below:

a)	approve the amended Articles of Association of the Combined Company in the form appended to the Merger Plan and the change of the company name;

b)	resolve on the issuance of new shares of Altia as merger consideration to the shareholders of Arcus;

c)	resolve on the number of the members of the Board of Directors of the Combined Company;

d)	resolve on the election of the members of the Board of Directors of the Combined Company;

e)	resolve on the remuneration of the Board of Directors of the Combined Company;

f)	resolve on an amendment and a temporary deviation from the Charter of the Altia Shareholders' Nomination Board; and

g)	resolve on an authorization of the Board of Directors to resolve on the payment of an extra dividend.

Pursuant to the Merger Plan, the below proposals under 6.2 (including items (a) – (g)) of the Board of Directors and the Shareholders' Nomination Board of Altia form an entirety that requires the adoption of all its individual items by a single resolution. The Extraordinary General Meeting may only approve or reject the proposals set out in the Merger Plan, but not amend them.

The Merger as a whole and the proposed changes to the company name and the Articles of Association of Altia, the issuance of new shares of Altia, the number of members of the Board of Directors of Altia, the composition of the Board of Directors of Altia, the remuneration of the Board of Directors of Altia and the amendment to and temporary deviation from the Charter of the Altia Shareholders' Nomination Board are conditional upon and will become effective upon the registration of the execution of the Merger with the Finnish Trade Register. The planned date of execution of the Merger is 1 April 2021. The planned date of execution may change as set out in the Merger Plan.

Altia’s largest shareholder, the State Development Company Vake Oy, holding approximately 36.2 percent of the shares and votes in Altia, has stated their support for the transaction with an intention to attend Altia’s EGM and vote in favor of the merger. In addition, certain existing shareholders of Altia representing in the aggregate approximately 9.4 percent of all the shares and votes in Altia as at the date of this notice have undertaken, subject to certain conditions, to attend the Extraordinary General Meeting and support and vote in favor of the merger.

Resolution on the Merger

Pursuant to the Merger Plan, Arcus shall be merged into Altia through a cross-border absorption merger, so that all assets and liabilities of Arcus shall be transferred without a liquidation procedure to Altia in a manner described in more detail in the Merger Plan.

The Board of Directors of Altia proposes that the Extraordinary General Meeting resolves on the cross-border absorption merger of Arcus into Altia in accordance with the Merger Plan. The resolution on the merger includes among other matters set out in the Merger Plan, the following key items as specified in the Merger Plan:

Amendment of the Articles of Association

Pursuant to the Merger Plan, the Articles of Association of the Combined Company shall be amended in connection with the execution of the Merger. The most significant amendments include the change of the company name into Anora Group Plc (Article 1), a change to the Combined Company's field of business (Article 2), a change to the term of office of the members of the Board of Directors conditionally elected at the Extraordinary General Meeting (Article 4) and related changes to items that shall be decided on at the Annual General Meeting held in 2021 (Article 11). The amended Articles of Association of the Combined Company have been appended in their entirety to the Merger Plan.

Merger consideration

Pursuant to the Merger Plan the shareholders of Arcus shall receive as merger consideration 0.4618 new shares of Altia for each share owned in Arcus per each individual book-entry account (the "Merger Consideration Shares” or the “Merger Consideration"). The Merger Consideration shall be issued to the shareholders of Arcus in proportion to their shareholding in Arcus. No Merger Consideration will be issued with respect to shares in Arcus held by Arcus itself or by Altia. The allocation of the Merger Consideration will be based on the shareholding in Arcus at a record date to be set in connection with the completion of the Merger.

In case the number of shares received by a shareholder of Arcus (per each individual book-entry account) as Merger Consideration is a fractional number, the fractions shall be rounded down to the nearest whole share for the purpose of determining the number of Merger Consideration Shares to be received by the relevant shareholder. Fractional entitlements to new shares of the Combined Company shall be aggregated and sold in public trading on the Helsinki Stock Exchange or the Oslo Børs and the proceeds shall be distributed to shareholders of Arcus entitled to receive such fractional entitlements in proportion to their holding of such fractional entitlements. Any costs related to the sale and distribution of fractional entitlements shall be borne by Altia.

The final total number of shares in the Combined Company to be issued as Merger Consideration shall be determined on the basis of the number of shares in Arcus held by shareholders of Arcus, other than Arcus itself and Altia, at a record date to be set in connection with completion of the Merger. Such total number of shares to be issued as Merger Consideration shall be rounded down to the nearest full share.

On the date of the Merger Plan, the number of issued and outstanding shares in Arcus was 68,023,255, which includes 6,948 treasury shares. Based on the situation on the date of the Merger Plan and the agreed Merger Consideration, the total number of shares in Altia to be issued as Merger Consideration would therefore be 31,409,930 shares. This would correspond to approximately 46.5% ownership in the Combined Company for Arcus’ shareholders and approximately 53.5% ownership in the Combined Company for Altia’s shareholders.

The final total amount of Merger Consideration may be affected by, among others, any change concerning the number of shares issued by and outstanding in Arcus or held by Arcus as treasury shares, e.g., Arcus transferring existing treasury shares in accordance with existing share-based incentive plans, prior to the date of registration of the execution of the Merger with the Finnish Trade Register (the "Effective Date").

Number of members of the Board of Directors

See the proposals of Altia’s Shareholders’ Nomination Board published by a stock exchange release on 29 September 2020.

Composition of the Board of Directors

See the proposals of Altia’s Shareholders’ Nomination Board published by a stock exchange release on 29 September 2020.

Remuneration of the new members of the Board of Directors

See the proposals of Altia’s Shareholders’ Nomination Board published by a stock exchange release on 29 September 2020.

Amendment and temporary deviation from the Charter of the Altia Shareholders’ Nomination Board

See the proposals of Altia’s Shareholders’ Nomination Board published by a stock exchange release on 29 September 2020.

Authorisation of the Board of Directors to resolve on the payment of extra dividend

The Board of Directors proposes to the Extraordinary General Meeting that the Board of Directors be authorized to resolve on the payment of an extra dividend, in one or several instalments, in the maximum total amount of EUR 0.40 per share (representing approximately EUR 14.5 million) to the shareholders of the company prior to the Effective Date.

This authorization is in addition to the authorization by the Annual General Meeting of the company held on 4 June 2020 to resolve on a payment of dividend in the maximum total amount of EUR 0.21 per share (representing approximately EUR 7.6 million) prior to the end of 2020.

IMPORTANT INFORMATION

The securities referred to in this document have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) and may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and other securities laws of the United States. This document does not constitute an offer to sell or solicitation of an offer to buy any of the shares in the United States. Any offer or sale of new Altia shares made in the United States in connection with the merger may be made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

Altia is a Finnish company and Arcus is a Norwegian company. The transaction, including the information distributed in connection with the merger and the related shareholder votes, is subject to disclosure, timing and procedural requirements of a non-U.S. country, which are different from those of the United States. The financial information included or referred to in this release has been prepared in accordance with IFRS, which may not be comparable to the accounting standards, financial statements or financial information of U.S. companies or applicable in the United States.

It may be difficult for U.S. shareholders of Arcus to enforce their rights and any claim they may have arising under U.S. federal or state securities laws, since Altia and Arcus are not located in the United States, and all or some of their officers and directors are residents of non-U.S. jurisdictions. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders of Arcus may not be able to sue Altia or Arcus or their respective officers and directors in a non-U.S. court for violations of U.S. laws, including federal securities laws, or at the least it may prove to be difficult to evidence such claims. Further, it may be difficult to compel Altia or Arcus and their affiliates to subject themselves to the jurisdiction of a U.S. court. In addition, there is substantial doubt as to the enforceability in a foreign country in original actions, or in actions for the enforcement of judgments of U.S. courts, based on the civil liability provisions of the U.S. federal securities laws.